EXHIBIT 12

Benchmark Electronics, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	2006		2005		2004		2003		2002
Earnings:

Income before income taxes	$131,757		105,814		94,153		83,010		54,966
Fixed charges	3,456		3,965		5,286		10,966		14,960
Income before income taxes and fixed charges	$135,213		109,779		99,439		93,976		69,926

Fixed Charges:

Amortization of debt issuance costs	$137		131		967		1,483		1,628
Interest expense	217		199		738		6,231		9,757
Interest component of rental expense	3,102		3,635		3,581		3,252		3,575
Total fixed charges	$3,456		3,965		5,286		10,966		14,960

Earnings to fixed charges ratio	39.12	x	27.69	x	18.81	x	8.57	x	4.67	x